Peter W. Keegan
Senior Vice President
and Chief Financial Officer

July 24, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010

Attn.:      Jim B. Rosenberg
Senior Assistant Chief Accountant

  Re:        Loews Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-06541

Via Edgar Filing

Dear Mr. Rosenberg:

We acknowledge receipt of the letter of comment dated July 12, 2013 from the Commission (the “Comment Letter”) with regard to the above-referenced filing.

Our responses to the Comment Letter are set forth below.  For your convenience, the staff’s comment has been repeated herein and is followed by our response. Loews Corporation and its subsidiaries are referred to as “the Company,” “Loews,” “we,” “our” or “us.”

Notes to Consolidated Financial Statements
Note 16.  Reinsurance, page 163

1.	On page 164, you disclose significant amounts of direct and ceded earned premiums and insurance claims and policyholders’ benefits related to “a significant captive program.” Please tell us:
•
The nature and the business purpose of transactions with captives. Explain how you reinsure with these captives including whether, and if so, to what extent, captives assume reinsurance from third parties to whom you ceded policies.

•
The amount of captives’ obligations and the nature and amount of assets, guarantees, letters of credit or promises that secure the captives’ obligations. Tell us the nature and amount of the parent holding company’s assets, guarantees, letters of credit or promises securing the captives’ obligations.

•	The effects in your GAAP consolidated financial statements of transacting with captives directly and, if applicable, indirectly through third parties.
•	Your consideration of disclosing the risks of employing your captives strategy.

667 Madison Avenue, New York, New York 10065-8068	voice: 212-521-2950	fax: 212-521-2329	e-mail: pkeegan@loews.com

•	Any uncertainties associated with the continued use of this strategy and the expected effects on your financial position and results of operations if you discontinue this strategy.

Response

The disclosures regarding CNA’s significant captive program on page 164 of our 2012 Annual Report on Form 10-K relate to inland marine coverage for loss, theft and physical damage and warranty coverage for mechanical failure of wireless phones.  This business is 100% reinsured to third-party captive insurance companies owned by wireless phone providers.

The direct and ceded premiums and losses related to the program are the amounts disclosed on page 164 as referenced in the Staff’s comment.  CNA’s insurance subsidiaries receive a ceding commission which represents the net effect of this program in our consolidated financial statements.  The wireless phone provider captive insurance companies provide collateral to secure amounts recoverable as required under the reinsurance agreements.  Receivable and payable balances between the parties are settled monthly.

Beyond the major captive program referenced in our disclosures, CNA’s insurance subsidiaries write other property and casualty business that is 100% ceded to third-party captive insurance companies owned by or related to the policyholder.  CNA provides insurance coverage in excess of the limits insured by the captives for many of these policyholders.

As with all strategies employed, CNA considers the risks and uncertainties associated with these third-party captive programs.  CNA does not believe the risks and uncertainties associated with these programs present material, specific risks and uncertainties that are not otherwise described in the Risk Factors discussion in our Annual Report.

We confirm to the Staff that CNA does not have any material transactions with owned-captives that are dependent on parental guaranties, involve promises securing obligations, or other intercompany commitments outside of the subsidiary’s funded capital as highlighted in the recent report issued by the New York Department of Financial Services.

* * * * * * *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please feel free to contact me at (212) 521-2950, or via e-mail at pkeegan@loews.com.

Very truly yours,

/s/ Peter W. Keegan
Peter W. Keegan
Senior Vice President and
Chief Financial Officer